U.S. Capital Advisors
USCA Asset Management

4444 Westheimer Road, Suite G500
Houston, TX 77027
Tel: 713 366 0500
Fax: 713 580 1820

USCA All Terrain Fund   January-17

Commentary

2017 has gotten off to a strong start in most investment strategies, particularly those tied to stocks, which have continued their Trump Run-up. In January all of the Fund's strategies were positive except for global macro and managed futures, both of which sufferred from the reversal in interest rate trends. These strategies operate with little correlation to our other investment strategies, particularly stocks, so they can be particularly effective hedges longer term.

The Fund returned 0.9% in January, net of fees and expenses. Not surprisingly, given the continued stock market rally, the biggest contributors to performance were good old-fashioned long-only equity funds. Approximately half of the return for the month came from long equity, fairly equally divided between domestic, international, and global, as stocks climbed around the world.

Long/short equity, by definition less exposed to the stock market than traditional long-only equity, still had a good month, up 1% on invested capital and contributing 0.1% to the Fund for the month. Long/short fixed income also did well, with a return of 1.4% on invested capital and a contribution of 0.1% to January's returns.

Our largest allocation by far, roughly a third of the fund, is in multi-strategy funds such as Millennium, Double Black Diamond (Carlson Capital), and Och Ziff. These funds are focused on absolute return strategies: the mandate of seeking to achieve positive returns in all environments, including declining stock markets. The trade-off for little to no correlation to equities, and the lower risk this comes with, is generally less upside, at least when stocks are rampaging as they have been recently. We're willing to accept this tradeoff, since we don't expect stocks to rally forever, as much as we'd like them to.

Multi-strategy funds actually enjoyed a rewarding January, as they benefitted from increasing dispersion in many markets. Their return on invested capital was 0.9% to the Fund, only approximately a third of the return of our long-only equity strategies, but, due to their much larger allocation, they contributed 0.3% to the month's return.

While we continue to have a meaningful allocation to equities, most of which is with value-oriented managers, we remain very conservative in our approach. Many stocks, those here in the U.S. in particular, are overvalued, and some substantially. As we often explain, this tells us next to nothing about the near term – overvalued assets can become a lot more overvalued thanks to the power of momentum – but it does tell us a lot about current risk and about expected returns longer term.

Given our concerns we will continue to err on the side of caution. This means that if stocks continue their run we will continue to lag. We have always been quite willing to accept lower returns in the short-term to avoid permanent capital impairment in the longer term. As one of our managers, the legendary Jean-Marie Eveillard (of First Eagle) said back in the late 1990's, as shareholders were fleeing his fund in droves due to his avoidance of frothy tech stocks: "I would rather lose half my shareholders than lose half my shareholders' money."

Our long-term goal is to provide you with a long-term return that meets or exceeds the returns of a standard 50/50 or 60/40 stock/bond blend, but with substantially less risk. We are confident that by broadly diversifying among stocks, bonds, and more importantly, those vehicles and strategies with little or no correlation to traditional markets, and by investing with some of the top money managers in the world as measured by long-term risk-adjusted performance, we can achieve that goal for you.

As always, please don't hesitate to contact us with any questions about the Fund.

Peformance Overview*

	Feb-16	Mar-16	Apr-16	May-16	Jun-16	Jul-16	Aug-16	Sep-16	Oct-16	Nov-16	Dec-16	Jan-17	YTD	TTM	ITD
USCA All Terrain	-1.2%	1.8%	1.4%	0.8%	-0.5%	1.6%	0.7%	0.2%	-0.5%	1.9%	1.2%	0.9%	0.9%	8.5%	-1.2%
Global Equities	-0.7%	6.9%	1.6%	0.7%	-1.1%	4.3%	0.1%	0.6%	-1.9%	1.5%	2.4%	2.4%	2.4%	17.8%	7.3%
Global Bonds	2.2%	2.7%	1.3%	-1.3%	2.9%	0.8%	-0.5%	0.6%	-2.8%	-4.0%	-0.5%	1.1%	1.1%	2.3%	3.2%
60/40 Blend	0.5%	5.2%	1.5%	-0.1%	0.5%	2.9%	-0.1%	0.6%	-2.3%	-0.7%	1.3%	1.9%	1.9%	11.5%	6.0%

As of January 31, 2017. Performance shown is net of fund fees and expenses, and reflects the reinvestment of dividends and other investment income. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. Current performance may be higher or lower than the performance quoted. Please note that the fund commenced operations on July 1, 2015.

Global Equities is measured by the MSCI World Index and Global Bonds is measured by the Bloomberg Barclays Global Aggregate Index. Please see the strategy, index and statistic definitions at the end of this report.

Sources: USCA Asset Management LLC and the Portfolio Investments, Bloomberg, and eVestment Alliance, LLC.

Fund Description, Terms & Service Providers

The USCA All Terrain Fund seeks long-term risk-adjusted returns that are attractive as compared to those of traditional public equity and fixed income markets. The fund pursues its investment objective using a multi-manager, fund-of-funds approach by investing predominantly in non-affiliated collective investment vehicles, including privately-offered investment funds commonly known as "hedge funds", and publicly traded funds, including exchange-traded funds and mutual funds, which utilize one or more investment or trading strategies, including, without limitation, long-only equity and/or fixed income, relative value, event driven, long/short equity and/or fixed income, managed futures, and global macro strategies.

Minimum Investment: $100,000	Eligibility: Accredited Investors
Subscriptions: Monthly	Tax Reporting: K-1 (note: fund may generate UBTI)
Redemptions/Tenders: Quarterly after 1-year anniversary	Advisor: USCA Asset Management, LLC
of fund's inception, subject to sole discretion of Board	Auditor: KPMG LLP
Management & Subadvisory Fees: 0.80% (note subadvisory fees may vary)	Administrator: U.S. Bancorp Fund Services
Other Expenses: some capped at 1.0% per annum (please see	Custodian: U.S. Bank National Association
the prospectus for a complete description of fees & expenses)	Legal Counsel: Thompson Hine LLP

Risk Disclosure Statement

An offer can only be made by the prospectus and only in jurisdictions in which such an offer would be lawful. The prospectus contains important information concerning the investment objective, risk factors, expenses and other material aspects of the USCA All Terrain Fund to carefully consider, and must be read carefully before a decision to invest is made. Please contact USCA Asset Management at (713) 366-0500 to obtain a free copy of the prospectus.

Any person subscribing for an investment must be able to bear the risks involved and must meet the fund's suitability requirements. Some or all alternative investment programs may not be suitable for certain investors. No assurance can be given that the fund's investment objectives will be achieved. Among the risks we wish to call to the particular attention of prospective investors are the following:

• The fund is a closed-end, non-diversified management investment company.

• **A fund investment is speculative and involves a substantial degree of risk.**

• **Past results are not necessarily indicative of future performance, and performance may be volatile.**

- An investor could lose all or a substantial amount of his or her investment.
- The fund is highly illiquid. There is no secondary market for the investors' interest and none is expected to develop.
- No shareholder has the right to require the Fund to redeem its shares. Redemptions are available only through quarterly repurchase offers made at the discretion of the Board.
- Fees and expenses will offset the fund's trading profits.
- The fund will involve a complex tax structure, which an investor should review carefully with its tax advisor before investing.
- The fund is not required to provide periodic pricing or valuation information to investors with respect to its individual investments.
- Some of the underlying funds are not subject to the same regulatory requirements as mutual funds.
- A limited portion of the trades executed may take place on foreign markets.
- The fund is subject to conflicts of interest.

Please review the "Risk Factors" and "Conflicts of Interest" sections of the prospectus.

Strategy Allocation and Top 10 Positions*



Allocation by Strategy

- 3.2% Cash/Other
- 2.7% Long Fixed Income
- 5.3% Long/Short Fixed Income
- 16.8% Long Equity - Domestic
- 6.2% Long Equity - International
- 3.9% Long Equity - Global
- 1.9% Long/Short Equity - MLP
- 14.0% Long/Short Equity
- 1.4% Event Driven
- 5.8% Global Macro
- 4.7% Managed Futures
- 34.3% Multi-Strategy

Top 10 Portfolio Positions	Size	Strategy
1. Millennium	10.2%	Multi-Strategy
2. Carlson	8.1%	Multi-Strategy
3. Greenlight Masters	7.4%	Long/Short Equity
4. Brevan Howard	5.8%	Global Macro
5. Och Ziff	5.3%	Multi-Strategy
6. York	5.3%	Long/Short Fixed Income
7. Blue Mountain	5.3%	Multi-Strategy
8. Corsair	4.9%	Long/Short Equity
9. Brandes	4.3%	Long Equity - International
10. First Eagle Global	3.9%	Long Equity - Global
Top 10 Portfolio Positions %	**60.3%**	
Total Number of Positions	**27**	

As of January 1, 2017. Please note that fund strategies and allocations are subject to change over time.

Allocation & Attribution (Gross of Fees & Expenses)*

		Attribution			Return on Invested Capital	
	Allocation	MTD	YTD		MTD	YTD
Cash/Other	3.2%	0.0%	0.0%		0.0%	0.0%
Long Fixed Income	2.7%	0.0%	0.0%		0.7%	0.7%
Long/Short Fixed Income	5.3%	0.1%	0.1%		1.4%	1.4%
Long Equity - Domestic	16.8%	0.2%	0.2%		1.1%	1.1%
Long Equity - International	6.2%	0.2%	0.2%		2.9%	2.9%
Long Equity - Global	3.9%	0.1%	0.1%		2.7%	2.7%
Long/Short Equity - MLP	1.9%	0.1%	0.1%		3.4%	3.4%
Long/Short Equity	14.0%	0.1%	0.1%		1.0%	1.0%
Event Driven	1.4%	0.1%	0.1%		3.7%	3.7%
Global Macro	5.8%	-0.1%	-0.1%		-1.4%	-1.4%
Managed Futures	4.7%	0.0%	0.0%		-1.0%	-1.0%
Multi-Strategy	34.3%	0.4%	0.4%		1.0%	1.0%
	100.0%	1.0%	1.0%			

Allocation as of January 1, 2017. MTD and YTD Attribution and Return on Invested Capital represent the month of January and from January 1, 2017 through January 31, 2017, respectively.

Index & Statistic Definitions

MSCI World Index. The MSCI World Index captures large and mid cap representation across 23 Developed Markets (DM) countries*. With 1,643 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country.

Bloomberg Barclays Global Aggregate Index. The Bloomberg Barclays Global Aggregate Index is a flagship measure of global investment grade debt from twenty-four local currency markets. This multi-currency benchmark includes treasury, government-related, corporate and securitized fixed-rate bonds from both developed and emerging markets issuers. There are four regional aggregate benchmarks that largely comprise the Global Aggregate Index: the US Aggregate (USD300mn), the Pan-European Aggregate, the Asian-Pacific Aggregate, and the Canadian Aggregate Indices. The Global Aggregate Index also includes Eurodollar, Euro-Yen, and 144A Index-eligible securities, and debt from five local currency markets not tracked by the regional aggregate benchmarks (CLP, MXN, ZAR, ILS and TRY). A component of the Multiverse Index, the Global Aggregate Index was created in 2000, with index history backfilled to January 1, 1990.

60/40 Blend. The 60/40 Blend represents the performance of a portfolio that consists 60% of the MSCI World Index and 40% of the Bloomberg Barclays Global Aggregate Index rebalanced monthly.

Rate of Return (ROR). The compound geometric average return that assumes the same rate of return every period to arrive at the equivalent compound growth rate reflected in the actual return data.equivalent compound growth rate reflected in the actual return data.

TTM. The trailing 12-month return.

Strategy Definitions

Relative Value. Relative value strategies attempt to take advantage of relative pricing discrepancies between various instruments, including equities, fixed income, options and futures. Managers may use mathematical, fundamental or technical analysis to determine misvaluations. Securities may be mispriced relative to an underlying security, related securities, groups of securities, or the overall market. Relative value investments may be available only cyclically or not at all. Furthermore, if assumptions used in the research and analysis of relative value investments are incorrect or if the model used to evaluate such investments is flawed, relative value strategies may be unsuccessful.

Managed Futures. Managed futures strategies involve speculative trading in futures, forwards and options thereon. Managers may trade portfolios of instruments in U.S. and non-U.S. markets in an effort to capture passive risk premiums, and attempt to profit from anticipated trends in market prices. These managers generally rely on either technical or fundamental analysis or a combination thereof in making trading decisions and attempting to identify price trends. They may attempt to structure a diversified portfolio of liquid futures contracts, including, but not limited to, stock index, interest rate, metals, energy and agricultural futures markets. Participation in a market that is either volatile or trendless could produce substantial losses for a fund. Failure to identify trends or to exit a market position after a trend matures could also produce substantial losses for a fund.

Event Driven. Event-driven strategies are designed to profit from changes in the prices of securities of companies facing a major corporate event. The goal of an event-driven strategy is to identify securities, which may include common or preferred stock as well as many types of fixed income, with a favorable risk-reward ratio based on the probability that a particular event will occur. Such events include mergers and acquisitions as well as restructurings, spin-offs and significant litigation (e.g., tobacco or patent litigation).

Global Macro. Global macro strategies typically seek to generate income and/or capital appreciation through a portfolio of investments focused on macro-economic opportunities across numerous markets and instruments. These strategies rely on the use of, among other things, cash and derivative markets, each of which bear their own risks, as well as certain assumptions about global macro-economic trends. There can be no assurance that such macro-economic assumptions will prove to be correct. Global macro managers may employ relative value, event driven, long/short and other strategies or trading approaches. Trading positions are generally held both long and/or short in both U.S. and non-U.S. markets. Global macro strategies are generally categorized as either discretionary or systematic in nature and may assume aggressive investment postures with respect to position concentrations, use of leverage, portfolio turnover, and the various investment instruments used.

Long/Short Equity and Fixed Income. Long/short equity/fixed income strategies generally seek to produce returns from investments in the global equity and/or fixed income markets. These strategies are generally focused on absolute returns and the trades implemented in the strategy generally capitalize on the manager's views and outlooks for specific markets, regions, sectors, or securities. While these strategies involve both long and short positions in various equity and/or fixed income securities, the manager's positions will generally reflect a specific view about the direction of a market. Unlike traditional equity or fixed income funds, the directional view relates less to the absolute direction of the market and more toward the specific positions (longs versus shorts) held within a portfolio (nonetheless, a manager may take a directional position that relates to the absolute direction of the market). In addition to making shifts in markets, regions, sectors or securities, managers have the flexibility to shift from a net long to a net short position, but in general will maintain a net long exposure. An exception is for those managers that are classified as short sellers, who maintain a consistent net short exposure in their portfolio, meaning that significantly more capital supports short positions than is invested in long positions (if any is invested in long positions at all). Unlike long positions, which one expects to rise in value, short positions are taken in those securities the portfolio manager anticipates will decrease in value. Long/short equity/fixed income managers may be generalists or may specialize in various areas, including, but not limited to, market sectors, geographies, or a certain segment of the market. There can be no assurance that the valuation assumptions utilized in establishing a long and/or short position in a particular security will prove to be correct or that the strategy will be implemented correctly.

Long Equity and Fixed Income. Similar to long/short equity and/or fixed income described above, managers employing this strategy generally do not engage in short selling or hedging of the market risks associated with their investments, but rather inherent in these strategies is the risk associated with the equity and/or fixed income markets as a whole, in addition to the risks described in "Long/Short Equity and Fixed Income" described above. In certain instances, a manager may raise cash as a means of taking a negative view on the market in an attempt to mitigate a portion of the market risk associated with this strategy.

Multi-Strategy. Multi-strategy funds generally employ some or all of the strategies described above.

The descriptions above reflect the current expectations regarding the strategies that may be used by the funds in which the Fund is invested. Managers have significant latitude when managing these funds and could make changes to these strategies, or the way they are implemented.